UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

Cardtronics plc
(Name of Issuer)
Ordinary Shares, nominal value $0.01 per share
(Title of Class of Securities)
G1991C105
(CUSIP Number)
Michael D. Pinnisi Hudson Executive Capital LP 570 Lexington Avenue, 35th Floor New York, NY 10022
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copies to: Richard M. Brand Cadwalader, Wickersham & Taft LLP 200 Liberty Street New York, NY 10281 (212) 504-6000

December 7, 2020
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1991C105	SCHEDULE 13D	Page 2 of 7 Pages
1	NAME OF REPORTING PERSONS Hudson Executive Capital LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,644,880

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,644,880

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,644,880

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4%[1]

14	TYPE OF REPORTING PERSON PN, IA

________________________________
1. The percentage calculations herein are based upon an aggregate of 44,479,262 ordinary shares, nominal value $0.01 per share, of Cardtronics plc, outstanding as of October 27, 2020, as reported in Cardtronics plc’s quarterly report on Form 10-Q for the quarter ended September 30, 2020.

CUSIP No. G1991C105	SCHEDULE 13D	Page 3 of 7 Pages
1	NAME OF REPORTING PERSONS

HEC Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,644,880

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,644,880

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,644,880

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.4%[2]

14	TYPE OF REPORTING PERSON
OO

________________________________
2. The percentage calculations herein are based upon an aggregate of 44,479,262 ordinary shares, nominal value $0.01 per share, of Cardtronics plc, outstanding as of October 27, 2020, as reported in Cardtronics plc’s quarterly report on Form 10-Q for the quarter ended September 30, 2020.

CUSIP No. G1991C105	SCHEDULE 13D	Page 4 of 7 Pages
1	NAME OF REPORTING PERSONS

Douglas L. Braunstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
14,040

	8	SHARED VOTING POWER
8,644,880

	9	SOLE DISPOSITIVE POWER
14,040

	10	SHARED DISPOSITIVE POWER
8,644,880

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,658,920

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.5%3

14	TYPE OF REPORTING PERSON
IN

______________________________
3. The percentage calculations herein are based upon an aggregate of 44,485,214 ordinary shares, nominal value $0.01 per share, of Cardtronics plc, which includes 44,479,262 shares outstanding as of October 27, 2020, as reported in Cardtronics plc’s quarterly report on Form 10-Q for the quarter ended September 30, 2020, and 5,952 shares issuable in connection with the vesting of Restricted Stock Units granted to Mr. Braunstein.

CUSIP No. G1991C105	SCHEDULE 13D	Page 5 of 7 Pages

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) relates to the Schedule 13D filed on January 31, 2018 (the “Initial 13D” and, as amended and supplemented through the date of this Amendment No. 5, collectively, the “Schedule 13D”) by the Reporting Persons, relating to the ordinary shares, nominal value $0.01 per share (the “Shares”), of Cardtronics plc, a company organized under the laws of England and Wales (the “Issuer”). Capitalized terms used but not defined in this Amendment No. 5 shall have the meanings set forth in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. Except as specifically amended by this Amendment No. 5, the Schedule 13D is unchanged.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

As of the date hereof, the Reporting Persons are deemed to beneficially own the Subject Shares as detailed in Item 5. The aggregate purchase price for the Subject Shares is approximately $196,856,104.06.

The source of funding for the transactions pursuant to which the Reporting Persons obtained beneficial ownership of the Subject Shares (other than the Shares acquired by Mr. Braunstein upon the vesting of Restricted Stock United as described below) was derived from the respective capital of the HEC Funds.

Mr. Braunstein has acquired a total of 8,088 Shares between March 8, 2019 and March 11, 2020 upon the vesting of 8,088 of the Restricted Stock Units that were granted to him in his capacity as a director of the Issuer. 5,952 of the 14,040 Restricted Stock Units granted to Mr. Braunstein by the Issuer remain unvested and will convert into an equivalent number of Shares on March 9, 2021.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On December 7, 2020, the Reporting Persons, together with funds managed by affiliates of Apollo Global Management, Inc. (the “Apollo Funds”), submitted a non-binding proposal to the Board of Directors of the Issuer concerning the acquisition of all of the outstanding Shares not owned by the Reporting Persons at a price of $31 per Share in cash (the “Proposal”). It is expected that the Reporting Persons would reinvest or rollover a substantial portion of their Shares in the acquiring entity and deliver a voting commitment for the Proposal in connection with the execution of the definitive transaction documents.  The Reporting Persons have agreed to make a joint acquisition proposal exclusively with the Apollo Funds.  The Reporting Persons are not party to any binding agreement with the Issuer concerning the Proposal.

The Proposal is subject to a number of conditions, including, among other things, the negotiation and execution of definitive agreements and the approval of the transaction by Issuer’s Board of Directors and shareholders. No assurances can be given that the proposed transaction will be consummated. The Proposal provides that no legally binding obligation with respect to the Proposal or the proposed transaction will arise unless and until the relevant parties enter into mutually acceptable definitive documentation.

The Proposal may result in one or more of the actions specified in clauses (a) to (j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, the delisting of the Shares from Nasdaq and the Shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

CUSIP No. G1991C105	SCHEDULE 13D	Page 6 of 7 Pages

This Schedule 13D is not an offer to purchase or a solicitation of an offer to sell any securities. The Reporting Persons do not intend to disclose developments with respect to the foregoing unless and until the Board of Directors of the Issuer has approved a specific transaction, except as may be required by applicable law. The foregoing is not intended to limit the matters previously disclosed in Item 4 of this Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5(a), (b) and (c) of the Schedule 13D is hereby amended and supplemented as follows:

(a) and (b) The Reporting Persons beneficially own an aggregate of 8,658,920 Shares (the “Subject Shares”), of which 8,644,880 are owned by the HEC Funds, 8,088 are owned by Mr. Braunstein and the remaining 5,952 will be owned by Mr. Braunstein upon the vesting of currently unvested Restricted Stock Units on March 9, 2021. The Subject Shares represent approximately 19.5% of the issued and outstanding Shares based on an aggregate of 44,485,214 Shares, which includes 44,479,262 Shares outstanding as of October 27, 2020, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2020, and 5,952 shares issuable in connection with the vesting of the Restricted Stock Units granted to Mr. Braunstein.

(c) None of the Reporting Persons have effected any transactions in the Shares during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 is incorporated herein by reference.

CUSIP No. G1991C105	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 9, 2020

HUDSON EXECUTIVE CAPITAL LP By: HEC Management GP, LLC, its general partner

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

HEC MANAGEMENT GP, LLC

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

DOUGLAS L. BRAUNSTEIN

By:	/s/ Douglas L. Braunstein
Douglas L. Braunstein